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Susan Block, Esq.	London	Singapore
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Securities and Exchange Commission	Milan

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech Nitrogen Partners, L.P. Registration Statement on Form S-1 Amended September 27, 2011
File No. 333-176065

Dear Ms. Block:

On behalf of Rentech Nitrogen Partners, L.P. (the “Partnership”), below please find the Partnership’s responses to the comments in your letter of October 7, 2011 with respect to Amendment No. 2 (“Amendment No. 2”) to the Partnership’s Registration Statement on Form S-1 (File No. 333-176065) (the “Registration Statement”). The Partnership concurrently is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Please note that the responses are based on information provided to us by the Partnership. In addition, we are separately delivering to you by FedEx five blacklined copies of Amendment No. 3 marked against Amendment No. 2.

Please feel free to call the undersigned, David Zaheer, at (213) 891-8045 with any questions or comments.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

1.

We note your response to our prior comments three, four and six. We note statements on pages two, six and seven that the data shown reflect “approximately 68% of the aggregate ammonia production capacity in the United States and Canada.” With a view to revised

October 19, 2011

disclosure please tell us why ammonia production capacity in countries other than the United States and Canada are not relevant to each of these discussions. In the alternative please revise each of the statements referenced in prior comments three, four, and six to clarify the extent to which the disclosures take into account the entire market in which you operate including all competitors. It appears to us that in assessing your competitive position, your disclosure should address your competitive position in terms of your total market share with regard to sales to customers, rather than production capacity. In this regard we note your statement on page seven that “the United States is the third largest market for nitrogen fertilizers globally and is dependent on imports, a significant portion of which comes from European producers…” and your discussion on page 28 regarding “competitors in the United States and in other countries, including state-owned and government-subsidized entities.” When discussing your competitive position, it should be discussed relative to all of the competitors selling the product you offer into the marketplace. Refer to Item 101(c)(1)(x) of Regulation S-K.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosures as requested to state the percentage of sales of nitrogen products in the United States (measured in tons of nitrogen) made by the Partnership and its publicly traded competitors for 2009, which is the most recent date as of which such information is currently available. See pages 2, 6, 7, 81, 119, 123 and 125 of Amendment No. 3. In accordance with Item 101(c)(1)(x) of Regulation S-K, the Partnership confirms that it has disclosed its competitive position to the extent relevant information is known or reasonably available to it.

Access to Low Cost Feedstock, page 7

2.	In light of the disclosure added on page 133 discussing some of your competitors cost of feedstock, please revise to delete reference to your feedstock as “low cost” or explain to us what basis you have to hold your feedstock cost out as a competitive strength.

Response:

The Partnership acknowledges the Staff’s comment. The Partnership respectfully submits to the Staff that the disclosure is intended to highlight the difference between feedstock costs for North American and European producers, rather than the particular feedstock costs of the Partnership as compared to other North American producers. In response to the Staff’s comment, the Partnership has revised the disclosure to make this clarification. See pages 7 and 125 of Amendment No. 3.

Credit Facilities, page 96

3.	If the credit facility is entered into prior to effectiveness, please file it as an exhibit and describe its material terms and covenants.

Response:

October 19, 2011

The Partnership acknowledges the Staff’s comment. The Partnership confirms that it will file the new credit agreement as an exhibit to a subsequent amendment to the Registration Statement if it is entered into prior to the effectiveness of the Registration Statement. See Exhibit 10.29 to Amendment No. 3. On October 18, 2011, the Partnership entered into a commitment letter for the new credit agreement. The Partnership has revised the Registration Statement to disclose the material terms and covenants of the new credit agreement contemplated by the commitment letter. See pages 98 and 99 of Amendment No. 3. In the event that the new credit agreement is entered into prior to the effectiveness of the Registration Statement and its terms or covenants differ from those described in Amendment No. 3 in any material respect, the Partnership will amend the Registration Statement prior to its effectiveness to include a description of the final provisions of such terms and covenants.

Exhibit 23.4

4.	We note changes in the registration statement relating to Blue Johnson. Please revise to file an updated consent from Blue Johnson.

Response:

In response to the Staff’s comment, the Partnership has filed an updated consent from Blue Johnson as Exhibit 23.4 to Amendment No. 3.

*    *    *    *    *

If you have any additional questions, please feel free to call the undersigned at (213) 891-8045 to discuss them.

Very truly yours,

/s/ David A. Zaheer

David A. Zaheer, Esq.
of LATHAM & WATKINS LLP

cc:	Anthony J. Richmond, Esq.
Brett E. Braden, Esq.
G. Michael O’Leary, Esq.